Exhibit 4

November 2, 2012

Announcement of Amending Part of the Share Exchange Agreement

between SOFTBANK CORP. and eAccess Ltd.

SOFTBANK CORP. (“SOFTBANK”) and eAccess Ltd. (“eAccess”) previously announced in the “Announcement of Making eAccess Ltd. a Wholly-owned Subsidiary of SOFTBANK CORP. Through Share Exchange And Business Alliance between SOFTBANK MOBILE Corp. and eAccess Ltd.” dated October 1, 2012 (the “October 1 Announcement”) that both companies entered into a share exchange agreement (the “Agreement” and, the share exchange (kabushiki koukan) to be executed under the Agreement, the “Share Exchange”) whereby SOFTBANK will become the sole parent company of eAccess and eAccess will become SOFTBANK’s wholly-owned subsidiary. Today, SOFTBANK and eAccess hereby announce that the Board of Directors of both companies, at meetings held today, resolved to execute an amendment agreement (the “Amendment Agreement”) to amend part of the Agreement as follows, taking into consideration the result of mutual consultation regarding the shortening of the schedule of the Share Exchange, the revision of the exchange rate and other matters, and that both companies entered into the Amendment Agreement.

Particulars

I.	Description of the Amendment

The following text indicates changes made to corresponding text from the October 1 Announcement to reflect terms and conditions modified by the Amendment Agreement. Underlines indicate modified text.

3.	Outline of Share Exchange

(1)	Schedule of Share Exchange

(Before Amendment) (Note)

September 27, 2012	Resolution at the Board of Directors’ meeting (SOFTBANK)
October 1, 2012	Resolution at the Board of Directors’ meeting (eAccess)
October 1, 2012	Execution of the Agreement (SOFTBANK, eAccess)
February 22, 2013 (tentative)	Final day of share trading (eAccess)
February 25, 2013 (tentative)	Date of delisting (eAccess)
February 28, 2013 (tentative)	Effective date of the Share Exchange

The Share Exchange is planned to be conducted as a simplified share exchange under Article 796, Paragraph 3, of the Companies Act, which does not require approval of the general meeting of shareholders of SOFTBANK, while it requires approval of the general meeting of shareholders of eAccess which is expected to be held around January 2013 (Extraordinary Shareholders’ Meeting). We will promptly announce the specific dates for the procedures of the Share Exchange once they are decided.

(Subsequent text not modified)

Note:	The change of the date of the “Resolution at the Board of Directors’ meeting (SOFTBANK)” was announced in the press release of SOFTBANK and eAccess dated October 5, 2012.

(After Amendment)

September 27, 2012	Resolution at the Board of Directors’ meeting (SOFTBANK)
October 1, 2012	Resolution at the Board of Directors’ meeting (eAccess)
October 1, 2012	Execution of the Agreement (SOFTBANK, eAccess)
October 17, 2012	Public notice of the record date for the Extraordinary Shareholders’ Meeting (eAccess)
November 1, 2012	Record date for the Extraordinary Shareholders’ Meeting (eAccess)
November 2, 2012	Resolution of the Amendment Agreement at the Board of Directors’ meeting (SOFTBANK, eAccess)
November 2, 2012	Execution of the Amendment Agreement (SOFTBANK, eAccess)
December 7, 2012 (tentative)	Resolution at the Extraordinary Shareholders’ Meeting (eAccess)
December 25, 2012 (tentative)	Final day of share trading (eAccess)
December 26, 2012 (tentative)	Date of delisting (eAccess)
January 1, 2013 (tentative)	Effective date of the Share Exchange

The Share Exchange is planned to be conducted as a simplified share exchange under Article 796, Paragraph 3 of the Companies Act, which does not require approval of the general meeting of shareholders of SOFTBANK, while it requires approval of the general meeting of shareholders of eAccess which is expected to be held on December 7, 2012 (Extraordinary Shareholders’ Meeting).

(Subsequent text not modified)

(3)	Details of Allotment upon Share Exchange

(Before amendment)

(Preceding text not modified)

The “Exchange Rate” shall mean 16.74, which is the ratio obtained by dividing 52,000 yen (that is considered as the appraisal value of the common stock of eAccess) by 3,108 yen (the “Base Price”) (that is the average of the closing price of regular trading of the common stock of SOFTBANK on the Tokyo Stock Exchange during the three (3) months prior to the execution date of the Agreement, with any fraction less than one (1) yen being rounded up to the nearest yen); provided, however, that, if the average of the closing price of regular trading the common stock of SOFTBANK on the Tokyo Stock Exchange on each of the 10 trading days after (and excluding) the execution date of the Agreement with any fraction less than one (1) yen being rounded up to the nearest yen (the “Base Price After Public Announcement”) is less than 85% of the Base Price, the Exchange Rate shall be adjusted to the ratio obtained by dividing 52,000 yen by the Base Price After Public Announcement (rounded up to two decimal places).

(Middle Text not modified)

The total number of SOFTBANK common shares to be delivered upon the Share Exchange may be changed due to the adjustment of the Exchange Rate described above, exercise of stock acquisition rights (including those attached to bonds with stock acquisition rights) of eAccess by holders of such rights and other reasons. As such it has not been fixed at this moment.

(Subsequent text not modified)

(After amendment)

(Preceding text not modified)

The “Exchange Rate” shall mean 20.09, which is the ratio (rounded up to two decimal places) obtained by dividing 52,000 yen (that is considered as the appraisal value of the common stock of eAccess) by 2,589 yen (the “Base Price”) (that is the average of the closing price of regular trading of the common stock of SOFTBANK on the Tokyo Stock Exchange during a period from October 17, 2012 (inclusive) to November 2, 2012 (inclusive), with any fraction less than one (1) yen being rounded up to the nearest yen).

(Middle text not modified)

The total number of SOFTBANK common shares to be delivered upon the Share Exchange may be changed due to the exercise of stock acquisition rights (including those attached to bonds with stock acquisition rights) of eAccess by holders of such rights and other reasons. As such it has not been fixed at this moment.

(Subsequent text not modified)

(4)	Handling of Stock Acquisition Rights and Bonds with Stock Acquisition Rights upon Share Exchange

(Before amendment)

(Preceding text not modified)

SOFTBANK shall, upon the Share Exchange, deliver to the holders of eAccess stock acquisition rights (excluding the stock acquisition rights attached to Convertible Bonds due 2016) that remain and are not exercised as of the time immediately preceding the time when the Share Exchange takes effect, in exchange for such stock acquisition rights, SOFTBANK stock acquisition rights that have the same economic value as the holders would receive if eAccess purchased such stock acquisition rights in cash at a fair value just before the closing of the Share Exchange, taking the Exchange Rate into consideration.

(Subsequent text not modified)

(After amendment)

(Preceding text not modified)

If the approval of the Agreement (as may be subsequently amended, the “Amended Agreement”) necessary for the Share Exchange is obtained at the Shareholders Meeting of eAccess, eAccess shall, by the day immediately prior to the effective date of the Share Exchange, acquire and cancel, or otherwise extinguish, upon agreement with the holders of eAccess stock acquisition rights (excluding the stock acquisition rights attached to Convertible Bonds due 2016) that remain and are not exercised at that time, all of such stock acquisition rights in the amount (the “Purchase Price”) equal to the product of (i) the amount obtained by subtracting the amount per share of common stock of eAccess payable upon the exercise of such stock acquisition rights from 52,000 yen (or, if such amount is less than zero, 0 yen) and (ii) the number of shares of common stock of eAccess to be issued upon the exercise of such stock acquisition rights, and shall take all of the procedures necessary therefor under the laws and regulations. If, after the Share Exchange becomes effective, there are eAccess stock acquisition rights that remain and are not exercised at that time, eAccess shall acquire and cancel such stock acquisition rights in the Purchase Price upon agreement with the holders of such stock acquisition rights or in accordance with the provisions of Article 236, Paragraph 1, Item 7 of the Companies Act concerning such stock acquisition rights.

(Subsequent text not modified)

4.	Grounds for Calculation of Exchange Ratio in Share Exchange

(1)	Basis of Calculation

(Before amendment)

The Exchange Rate is described in 3. (3) above.

(Middle text not modified)

The closing price of the common stock of eAccess as of September 28, 2012 is 15,070 yen. SOFTBANK and eAccess determined the appraisal value of the common stock of eAccess through mutual consultation, taking into comprehensive consideration the current share prices of eAccess, as well as (i) the mobile communications network held by eAccess, (ii) the customer base held by eAccess, and (iii) synergies that are expected to be generated together with SOFTBANK MOBILE.

The number of cumulative subscribers for the mobile service of eAccess (including the LTE service) reached at 4.2 million as of the end of August 2012. The number of cumulative subscribers for the mobile service of SOFTBANK MOBILE reached at 30.14 million as of the end of August 2012.

To ensure the fairness and appropriateness upon calculation of the share exchange ratio, SOFTBANK and eAccess decided to separately engage independent financial advisors to the financial analysis on the share exchange ratio. SOFTBANK appointed Mizuho Securities Co., Ltd. (“Mizuho Securities”) and PLUTUS CONSULTING Co., Ltd. (“PLUTUS Consulting”). eAccess appointed Goldman Sachs Japan Co., Ltd. (“Goldman Sachs”). The outline of the financial analysis conducted by these financial advisors with regard to the share exchange ratio set out in the Agreement is described in Exhibit 1 “The Overview of the Financial Analyses regarding the Stock Exchange Ratio by the Respective Financial Advisors”.

(After amendment)

The Exchange Rate is described in 3. (3) above.

(Middle text not modified)

The closing price of the common stock of eAccess was 15,070 yen as of September 28, 2012, and is 45,500 yen as of November 2, 2012. SOFTBANK and eAccess determined the appraisal value of the common stock of eAccess through mutual consultation, taking into comprehensive consideration these prices of eAccess, as well as (i) the mobile communications network held by eAccess, (ii) the customer base held by eAccess, and (iii) synergies that are expected to be generated together with SOFTBANK MOBILE.

The number of cumulative subscribers for the mobile service of eAccess (including the LTE service) reached at 4.2 million as of the end of August 2012. The number of cumulative subscribers for the mobile service of SOFTBANK MOBILE reached at 30.14 million as of the end of August 2012.

To ensure the fairness and appropriateness upon calculation of the share exchange ratio, SOFTBANK and eAccess, upon the execution of the Amendment Agreement, decided to separately engage independent financial advisors to the financial analysis on the share exchange ratio. SOFTBANK appointed Mizuho Securities Co., Ltd. (“Mizuho Securities”) and PLUTUS CONSULTING Co., Ltd. (“PLUTUS Consulting”). eAccess appointed Goldman Sachs Japan Co., Ltd. (“Goldman Sachs”). The outline of the financial analysis conducted by these financial advisors with regard to the share exchange ratio set out in the Amended Agreement is described in Exhibit 1 “The Overview of the Financial Analyses regarding the Stock Exchange Ratio by the Respective Financial Advisors”.

(2)	Background to Calculation

(Before amendment)

Each of SOFTBANK and eAccess has taken into comprehensive consideration various factors including the financial condition, assets, future prospects of its business and performance of each party, while SOFTBANK refers to the financial analysis on the share exchange ratio made by Mizuho Securities and PLUTUS Consulting, and eAccess refers to the financial analysis on the share exchange ratio made by Goldman Sachs. Both parties then carefully deliberated and negotiated on the share exchange ratio. As a result, today, SOFTBANK and eAccess have come to the conclusion that the share exchange ratio described in 3. (3) “Details of Allotment upon Share Exchange” of this press release is appropriate, and agreed upon the share exchange ratio.

(After amendment)

Each of SOFTBANK and eAccess has taken into comprehensive consideration various factors including the financial condition, assets, future prospects of its business and performance of each party, while SOFTBANK refers to the financial analysis as of November 2, 2012 on the share exchange ratio made by Mizuho Securities and PLUTUS Consulting, and eAccess refers to the financial analysis as of November 2, 2012 on the share exchange ratio made by Goldman Sachs. Both parties then carefully deliberated and negotiated on the share exchange ratio. As a result, on November 2, 2012, SOFTBANK and eAccess have come to the conclusion that the share exchange ratio described in 3. (3) “Details of Allotment upon Share Exchange” of this press release is appropriate, and agreed upon the share exchange ratio.

(5)	Measures to Ensure Fairness

(Before amendment)

SOFTBANK obtained from Mizuho Securities an opinion dated October 1, 2012, stating that, based on certain conditions including those described in Exhibit 1, the agreed share exchange ratio is appropriate for SOFTBANK from a financial perspective (so called “fairness opinion”), as well as the financial analysis with regard to the share exchange ratio mentioned above. eAccess obtained from Goldman Sachs an opinion dated October 1, 2012, stating that, based on certain conditions including those described in Exhibit 1, the agreed share exchange ratio is appropriate or fair for eAccess shareholders (other than SOFTBANK and its affiliates) from a financial perspective (so called “fairness opinion”), as well as the financial analysis with regard to the share exchange ratio mentioned above. eAccess obtained from UBS Securities Japan Co., Ltd. an opinion stating that, based on certain conditions, the agreed share exchange ratio is appropriate or fair for eAccess shareholders (other than SOFTBANK and its affiliates) from a financial perspective (so called “fairness opinion”).

(Subsequent text not modified)

(After amendment)

SOFTBANK obtained from Mizuho Securities an opinion dated November 2, 2012, stating that, based on certain conditions including those described in Exhibit 1, the agreed amended share exchange ratio is appropriate for SOFTBANK from a financial perspective (so called “fairness opinion”), as well as the financial analysis with regard to the share exchange ratio mentioned above. eAccess obtained from Goldman Sachs an opinion dated November 2, 2012, stating that, based on certain conditions including those described in Exhibit 1, the agreed amended share exchange ratio is fair for eAccess shareholders (other than SOFTBANK and its affiliates) from a financial perspective (so called “fairness opinion”), as well as the financial analysis with regard to the share exchange ratio mentioned above. eAccess obtained from UBS Securities Japan Co., Ltd. an opinion dated November 2, 2012, stating that, based on certain conditions, the agreed amended share exchange ratio is appropriate or fair for eAccess shareholders (other than SOFTBANK and its affiliates) from a financial perspective (so called “fairness opinion”).

(Subsequent text not modified)

(6)	Measures to Avoid Conflicts of Interest

(Before amendment)

Both parties do not have any personnel relationship such as dispatch of directors to each other. Therefore, as no conflict of interest arises between SOFTBANK and eAccess, both parties have not taken any measures to avoid potential conflicts of interest.

(Subsequent text not modified)

(After amendment)

Both parties do not have any personnel relationship such as dispatch of directors to each other as of October 1, 2012 on which they resolved to conduct the Share Exchange and as of November 2, 2012 on which they resolved to execute the Amendment Agreement. Therefore, as no conflict of interest arises between SOFTBANK and eAccess, both parties have not taken any measures to avoid potential conflicts of interest.

(Subsequent text not modified)

Exhibit 1

The Overview of the Financial Analyses

Regarding the Stock Exchange Ratio by the Respective Financial Advisors

1.	The Overview of the Financial Analyses by Financial Advisor of SOFTBANK

(1)	Mizuho Securities Co., Ltd.

Based on the request by SOFTBANK upon agreement between SOFTBANK and eAccess to amend the Exchange Rate for Share Exchange, Mizuho Securities calculated the range of the Exchange Rate for Share Exchange by incorporating information which became available after signing of a definitive agreement on the Share Exchange between SOFTBANK and eAccess.

Mizuho Securities performed Analysis of Historical Share Prices to calculate the price range of the common stock of SOFTBANK since it is listed in a stock exchange and has a market price with abundant liquidity due to its large-sized market capitalization. In performing Analysis of Historical Share Prices, Mizuho Securities reviewed 1) the closing price of the common stock of SOFTBANK traded on the First Section of Tokyo Stock Exchange as of November 1, 2012 (the “Record date”); 2) the average of the closing price of the common stock of SOFTBANK during the week prior to the Record Date; 3) the average of the closing price of common stock of SOFTBANK during the period beginning October 16, 2012, the first trading day after the announcement of the strategic acquisition of Sprint Nextel Corporation by SOFTBANK, and ending the Record Date.

Mizuho Securities performed Analysis of Historical Share Prices, Comparable Companies Analysis, and Discounted Cash Flow Analysis to calculate the price range of the common stock of eAccess. In performing Analysis of Historical Share Prices, Mizuho Securities reviewed 1) the closing price of the common stock of eAccess as of September 28, 2012 (the “Record date for eAccess”); 2) the average of closing price of the common stock of eAccess during the month prior to the Record Date for eAccess; 3) the average closing stock price during the three months prior to the Record Date for eAccess; and 4) the average closing stock price during the six months prior to the Record Date for eAccess. The financial projections (included the profit plan) on which Mizuho Securities performed Discounted Cash Flow Analysis, include some fiscal years with a significant increase in profit mainly due to sales unit increase generated by strengthened sales forces and cost reduction through the shared use of backbone networks.

The calculated ranges of the Exchange Rate based on each method are as shown in the table below. The table shows the ranges of the number of shares of SOFTBANK’s common stock that are to be allotted for one share of the common stock of eAccess.

Analysis Method	Calculated Range of Exchange Rate
Analysis of Historical Share Price	5.70 – 5.75
Comparable Companies Analysis	0.55 – 5.50
Discounted Cash Flow Analysis	16.52 – 27.45

Mizuho Securities has used the information provided by SOFTBANK, in addition to publicly available information, to conduct the analysis. Mizuho Securities has not conducted any independent verification of the accuracy or completeness of this information, but rather has assumed that all such materials and information are accurate or complete and that there is no undisclosed information that would have a significant impact on the Exchange Rate analysis. In addition, Mizuho Securities has not made any independent evaluation or assessment of the assets or liabilities (including contingent liabilities) of either party, their subsidiaries or their affiliates, nor has Mizuho Securities independently analyzed or assessed each individual asset or liability. Mizuho Securities calculated the Exchange Rate based on information and economic conditions up to and as of November 1, 2012. Mizuho Securities does not provide opinion on whether the Exchange Rate should be amended or not, and assumes that the financial projections (including the profit plan and other information) have been rationally prepared on the basis of the best possible estimates and judgment currently available.

Mizuho Securities, the financial advisor for SOFTBANK calculating the Exchange Rate, is not a related party of either SOFTBANK or eAccess, and has no material interest in the share exchange contemplated in this document.

(2)	Plutus Consulting

Plutus Consulting applied the market price standard method in consideration of the fact that both companies’ common shares have a market price, the analysis of comparable companies and the discounted cash flow (DCF) method for the common shares of eAccess. The following is the calculation range for the share exchange ratios obtained from each calculation methodologies, assuming that the value of one share of SOFTBANK is one.

Calculation Method	Range of Calculated Exchange Ratios
Market Price Standard	6.762 – 16.765
Comparable Companies Analysis	3.020 – 5.207
DCF method	14.436 – 20.717

The valuation date was set at November 2, 2012, and the figures used were the closing prices on the First Section of the Tokyo Stock Exchange on the valuation date and the average closing prices for the periods one month, three months and six months before the valuation date and the average closing prices from the release of SOFTBANK’s “Strategic Acquisition of Sprint by SOFTBANK” at October 15, 2012, to the valuation date.

In calculating the Share Exchange Ratio, Plutus Consulting relied on information provided by SOFTBANK as well as information generally available to the public. Plutus Consulting has assumed that all such information and materials are accurate and complete and has therefore not conducted any independent investigation to verify the accuracy of such information and materials. Plutus Consulting has not conducted any analysis or evaluation of the assets and liabilities of the parties or their related parties (including off-balance sheet assets and liabilities, and other contingent liabilities) and has not conducted, nor requested any third-party financial institution to conduct, any independent valuation or appraisal of such assets and liabilities. Further, Plutus Consulting worked under the assumption that the financial forecast provided by SOFTBANK was produced in a reasonable manner using the best available information and judgment at the times the forecast was made. The Share Exchange Ratio calculation provided by Plutus Consulting is based on such information provided as of November 2, 2012.

It is noted that the financial plan provided by SOFTBANK to Plutus Consulting as the basis of calculations in connection with the DCF method, fiscal years with significant increases in profit are included. This is mainly due to sales unit increase generated by strengthened sales forces and cost reduction through the shared use of backbone networks.

2.	The Overview of the Financial Analyses by Financial Advisor of eAccess

Goldman Sachs, as part of the process of preparing its written opinion referred to in Item 4.5 (Measures to Ensure Fairness), performed a historical stock price analysis, comparable companies analysis, and discounted cash flow (“DCF”) analyses, which DCF analyses were based upon publicly available information and financial projections for eAccess prepared by eAccess’ management, as approved for Goldman Sachs’ use by eAccess, and a range of perpetuity growth rates or multiples. The results of the respective analyses are shown below. The below ranges of the stock exchange ratio are for a number of shares of common stock of SoftBank (“SoftBank Shares”) to be issued in exchange for one share of eAccess common stock (“eAccess Share”). In performing the stock price analysis, because the share price of eAccess is considered to have appreciated in a manner that substantially incorporates the occurrence of the Transaction due to the news report on October 1, 2012, about the Transaction, Goldman Sachs used September 28, 2012 (the business day immediately prior to the business day which was affected by the news report) as the base date, and reviewed the high and low closing market prices of eAccess during the 52-week period ending on the base date as a basis for the analysis. No fiscal year in the financial projections for eAccess used in the DCF analyses assumes any significant increase or decrease in profits. No company used in the comparable companies’ analysis as a comparison is directly comparable to eAccess.

Goldman Sachs provided its advisory services and the opinion for the information and assistance of the Board of Directors of eAccess in connection with its consideration of the transaction contemplated by the Amended Agreement (the “Transaction”) and such opinion does not constitute a recommendation as to how any holder of eAccess should vote with respect to the Transaction or any other matter. Goldman Sachs did not recommend any specific stock exchange ratio to eAccess or its Board of Directors or that any specific stock exchange ratio constituted the only appropriate stock exchange ratio. The opinion was approved by a fairness committee of Goldman Sachs and its affiliates. Please refer to Note 1 below which sets forth in more detail, the assumptions made, procedures followed, matters considered and limitations on the review undertaken.

Methodology	Range of the stock exchange ratio
Stock Price Analysis	4.71 ~ 8.49
Comparable Companies Analysis	0.27 ~ 20.25
DCF Analysis (perpetuity growth rates)	7.72 ~ 18.74
DCF Analysis (multiples)	8.53 ~ 21.63

Goldman Sachs also prepared an accretion/dilution analysis. Goldman Sachs reviewed and considered such analyses as a whole in preparing its opinion and did not attribute any particular weight to any factor or analysis considered by it. Goldman Sachs’ analyses and opinion are necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Goldman Sachs as of November 2, 2012, and Goldman Sachs assumes no responsibility for updating, revising or reaffirming its opinion or analyses based on circumstances, developments or events occurring after such date. Goldman Sachs assumed with eAccess’ consent that certain internal financial analyses and forecasts for eAccess have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of eAccess. Except as otherwise noted, the quantitative information used in Goldman Sachs’ financial analyses, to the extent it is based on market data, is based on market data as it existed on or before November 2, 2012 and is not necessarily indicative of current market conditions.

(Note 1) Goldman Sachs and its affiliates (for the purposes of this note, collectively, “Goldman Sachs”) are engaged in commercial and investment banking and financial advisory services, market making and trading, research and investment management (both public and private investing), principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. Goldman Sachs, and funds or other entities in which they invest or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of eAccess, Softbank, any of their respective affiliates and third parties, or any currency or commodity that may be involved in the Transaction for the accounts of Goldman Sachs and their customers. Goldman Sachs has acted as financial advisor to eAccess in connection with, and have participated in certain of the negotiations leading to, the Transaction. Goldman Sachs expects to receive fees for its services in connection with the Transaction, the principal portion of which is contingent upon consummation of the Transaction, and eAccess has agreed to reimburse Goldman Sachs’ expenses arising, and indemnify it against certain liabilities that may arise, out of its engagement. Goldman Sachs has provided certain investment banking services to eAccess and its affiliates from time to time for which Goldman Sachs’ Investment Banking Division has received, and may receive, compensation, including having acted as structuring agent with respect to the refinancing of a ¥178,800,000,000 senior credit facility of eMobile, a wholly owned subsidiary of eAccess, in March 2011 and co-manager of an offering of eAccess’s 8.250 percent senior notes due 2018 (aggregate principal amount of $420,000,000) and 8.375 percent senior notes due 2018 (aggregate principal amount of €200,000,000), in March 2011. Goldman Sachs has also provided certain investment banking services to Softbank and its affiliates from time to time. It may also in the future provide investment banking services to eAccess, Softbank and their respective affiliates for which Goldman Sachs’ Investment Banking Division may receive compensation. In addition, certain of Goldman Sachs’ affiliates hold an aggregate of 1,057,168 eAccess Shares (representing approximately 30.5 percent of the issued and outstanding eAccess Shares), an officer of Goldman Sachs is a member of eAccess’s Board of Directors and an officer of Goldman Sachs is a member of Softbank’s Board of Directors.

In connection with this opinion, Goldman Sachs has reviewed, among other things, the Amended Agreement; the Annual Securities Reports (Yuka Shoken Houkoku-Sho) and Annual Reports to Stockholders of each of eAccess and Softbank for the five fiscal years ended March 31, 2012; certain interim reports to stockholders and the Semi-Annual Reports (Shihanki Houkoku-Sho) of eAccess and Softbank; certain other communications from eAccess and Softbank to their respective stockholders; certain publicly available research analyst reports for Softbank, as approved for Goldman Sachs’ use by eAccess (the “Softbank Analyst Reports”); certain publicly available research analyst reports for eAccess; and certain internal financial analyses and forecasts for eAccess prepared by its management, as approved for use by eAccess (the “Forecasts”). Goldman Sachs has also held discussions with members of the senior management of eAccess regarding their assessment of the strategic rationale for, and the potential benefits of, the Transaction and the past and current business operations, financial condition and future prospects of eAccess and with members of senior management of Softbank regarding their assessment of the current business operations, financial condition and future prospects of Softbank and the Softbank Analyst Reports; reviewed the reported price and trading activity for the eAccess Shares and Softbank Shares; compared certain financial and stock market information for eAccess and Softbank with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the mobile and fixed-line telecommunication industries and in other industries; and performed such other studies and analyses, and considered such other factors, as Goldman Sachs deemed appropriate.

For purposes of rendering this opinion, Goldman Sachs has, with eAccess’s consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, Goldman Sachs, without assuming any responsibility for independent verification thereof. In that regard, Goldman Sachs has assumed with eAccess’s consent that the Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of eAccess. Goldman Sachs has not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of eAccess or Softbank or any of their respective subsidiaries and Goldman Sachs has not been furnished with any such evaluation or appraisal. Goldman Sachs has assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on eAccess or Softbank or on the expected benefits of the Transaction in any way meaningful to its analysis. Goldman Sachs also has assumed that the Transaction will be consummated on the terms set forth in the Amended Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis.

Goldman Sachs’ opinion does not address the underlying business decision of eAccess to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to eAccess; nor does it address any legal, regulatory, tax or accounting matters. This opinion addresses only the fairness from a financial point of view to the holders (other than Softbank and its affiliates) of eAccess Shares, as of the date thereof, of the Exchange Ratio pursuant to the Amended Agreement. Goldman Sachs does not express any view on, and Goldman Sachs’ opinion does not address, any other term or aspect of the Amended Agreement or Transaction or any term or aspect of any other agreement or instrument contemplated by the Amended Agreement or entered into or amended in connection with the Transaction, including, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of eAccess; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of eAccess, or class of such persons, in connection with the Transaction, whether relative to the Exchange Ratio pursuant to the Amended Agreement or otherwise. Goldman Sachs is not expressing any opinion as to the prices at which Softbank Shares will trade at any time as to the impact of the Transaction on the solvency or viability of eAccess or Softbank or the ability of eAccess or Softbank to pay their respective obligations when they come due. Goldman Sachs’ opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date thereof and Goldman Sachs assumes no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date thereof. Goldman Sachs’ advisory services and the opinion expressed therein are provided for the information and assistance of the Board of Directors of eAccess in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to how any holder of eAccess Shares should vote with respect to such Transaction or any other matter. Goldman Sachs’ opinion has been approved by a fairness committee of Goldman Sachs.

Cautionary Statement Regarding Forward Looking Statements

This document includes “forward-looking statements” within the meaning of the securities laws. The words “may,” “could,” “should,” “estimate,” “project,” “forecast,” intend,” “expect,” “anticipate,” “believe,” “target,” “plan,” “providing guidance” and similar expressions are intended to identify information that is not historical in nature.

This document contains forward-looking statements relating to the proposed transaction between eAccess Ltd. (“eAccess”) and SOFTBANK CORP. (“SoftBank”) pursuant to a share exchange agreement. All statements, other than historical facts, including, but not limited to, statements regarding the expected timing of the closing of the transaction; the ability of the parties to complete the transaction considering the various closing conditions; the expected benefits of the transaction such as improved operations, enhanced revenues and cash flow, growth potential, market profile and financial strength; the competitive ability and position of SoftBank or eAccess; and any assumptions underlying any of the foregoing, are forward-looking statements. Such statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. You should not place undue reliance on such statements. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, that (1) one or more closing conditions to the transaction may not be satisfied or waived, on a timely basis or otherwise, including that the required approval by eAccess stockholders may not be obtained; (2) there may be a material adverse change of SoftBank or eAccess, or the respective businesses of SoftBank or eAccess may suffer as a result of uncertainty surrounding the transaction; (3) the transaction may involve unexpected costs, liabilities or delays; (4) legal proceedings may be initiated related to the transaction; and (5) other risk factors. There can be no assurance that the transaction will be completed, or if it is completed, that it will close within the anticipated time period or that the expected benefits of the transaction will be realized.

SoftBank undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. Readers are cautioned not to place undue reliance on any of these forward-looking statements.